Via Facsimile and U.S. Mail
Mail Stop 6010


							June 28, 2005


John H. Berry
Chief Financial Officer
North Pointe Holdings Corporation
28819 Franklin Road
Southfield, Michigan 48034

Re:	North Pointe Holdings Corporation
	Amendment #2 to Registration Statement on Form S-1
	Filed June 15, 2005
      File Number 333-122220

Dear Mr. Berry:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Results of Operations, page 42

Gross Premiums Written, page 42

Year Ended December 31, 2004 as Compared to Year Ended December
31,
2003, page 43
1. Refer to your response to comment three. In addition to disclosing the percentage increase in the policy counts, please disclose the actual policy counts that resulted in these percentage increases to allow a better understanding of the volumes associated with these policy counts. It will also help clarify the impact the
American Superior increases discussed in the first quarter discussion on page 43.

Losses and Loss Adjustment Expenses, page 48

Three Months Ended March 31, 2005 as Compared to Three Months
Ended
March 31, 2004, page 48
2. Please revise your discussion of the factors that you identified as contributing to the significant change in the loss ratio primarily related to your personal lines to quantify the effects of those factors. Where these factors are related to changes in estimates, please provide a more detailed discussion about what caused these changes in estimates and the loss years to which they relate.

Liquidity and Capital Resources, page 52

Cash Flows, page 53
3. We note that there was a significant decrease in your "Losses and loss adjustment expenses" as reported in your balance sheet on page
F-2 from $96.6 million at December 31, 2004 to $89.1 million at March
31, 2005. This discussion does not appear to address this significant decrease and whether it relates to a significant difference in the payout patterns of the reserves or whether it is primarily associated with the changes in estimates alluded to on page
48 related to these expenses. Please revise your discussion to address what resulted in this significant decrease in your reserve balance.

Business, page 59

Losses and Loss Adjustment Expenses, page 68
4. We note your revised disclosure in response to our comment number five. Your disclosure still seems to indicate that "various actuarial analysis" are performed, which seems to indicate that there is the potential that more than one point estimate is generated, but that one point estimate is selected and then aggregated. Please clarify your discussion related to your reserving process. Also revise the sensitivity discussion to include the specific drivers of the reserve amounts such as severity along with the changes that would result from possible changes in those assumptions. Please note that limiting this discussion to a mechanical percentage increase from the reserve balance in your balance sheet is not sufficient.
5. We note your revised disclosure as a result of our comment number six. Please explain to us why using industry statistics "that generally includes risks which [you] do not cover" as stated in the first paragraph on page 71 is an acceptable methodology. It seems that the use of industry statistics that are known to be inconsistent with your policies may not result in the best reserve estimate without adjusting those industry statistics.

Financial Statements - December 31, 2004, page F-8

2. Summary of Significant Accounting Policies, page F-16

Investments, page F-17
6. We note the addition of significant amounts of mortgage and asset backed securities as of March 31, 2005 in the table on page 77.
Please revise this note to include a discussion of your accounting policies related to mortgage and asset backed securities.

11.  Redeemable, Cumulative, Convertible, Preferred Stock, page F-
29
7. Refer to your response to comment nine. Please explain to us why you decided to revise the amount allocated to the repurchase of the preferred shares of $3,237,000 disclosed in the previous document to
$2,888,000. We note that this new allocation is not indicative of either of the scenarios described for the valuation in response to our prior comment 65.

17.  Earnings Per Share, page F-34
8. The current presentation of the "Diluted weighted average shares outstanding" is confusing because it seems to indicate that these amounts are dollars and not shares. Please revise the presentation or advise us why this presentation is appropriate.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabitha Akins at (202) 551-3658 or Jim
Atkinson
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Todd B. Pfister
	Foley & Lardner LLP

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John H. Berry
North Pointe Holdings Corporation
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